UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of topline results from TreeTopp global pivotal study of varlitinib in biliary tract cancer

On November 11, 2019, ASLAN Pharmaceuticals Limited issued a press release announcing topline data from the TreeTopp (TREatmEnT OPPortunity with varlitinib in biliary tract cancer) study in second line biliary tract cancer (BTC) patients.

Varlitinib did not met the primary endpoints of progression-free survival (PFS) and overall response rate (ORR) as assessed by ICR according to RECIST. The safety findings were consistent with the known profile of varlitinib.

The global, double-blind, randomised two-arm study enrolled 127 patients, who had failed first line therapy, from 56 sites in the US, Europe, Japan, Australia and other Asian countries. The median PFS was 2.83 months for varlitinib in combination with capecitabine arm of the study versus median PFS of 2.79 in the control arm. ORR was 9.4% in the varlitinib arm versus 4.8% in the control arm.

Although the trial did not reach statistical significance, pre-planned exploratory analyses did identify a sub-group which appeared to show improved efficacy. This finding has been supported by retrospective review of the JADETREE study which tested varlitinib in combination with capecitabine in second line BTC patients in China. Further analysis of the data is ongoing.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated November 11, 2019 regarding topline results from TreeTopp global pivotal study of varlitinib in biliary tract cancer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: November 11, 2019